Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 27, 2005)	Registration No. 333-115897

DIGITAL RECORDERS, INC.

237,500 Shares of Common Stock

     This prospectus supplement relates to the offer and sale from time to time of up to 237,500 shares of common stock, $.10 par value per share, of Digital Recorders, Inc., a North Carolina corporation, by the selling shareholders named in the prospectus dated April 27, 2005, as previously supplemented by Prospectus Supplement No. 1 dated May 17, 2005 (collectively, the “Prospectus”). You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the Prospectus.

     The information contained herein supplements the information in the Prospectus by including information reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2005.

     Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 29, 2005.

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The following information was included in Items 1.01 and 3.02 of Digital Recorders, Inc.’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2005:

     On June 23, 2005, the Company sold an aggregate of 386 shares of its Series G Convertible Preferred Stock, par value $.10 per share (the “Series G Stock”) to Dolphin Offshore Partners, L.P. (“Dolphin Partners”) and to John D. Higgins, Sr., a private investor and Director of the Company, respectively, in two separate transactions having a combined purchase price of $1.93 million. The shares of Series G Stock were issued to Dolphin Partners and Mr. Higgins pursuant to the private placement exemption available for such issuances under Section 4(2) of the Securities Act of 1933, as amended. In connection with the sale of the Series G Stock, the Company issued to Dolphin Partners and Mr. Higgins warrants to purchase an aggregate of 275,714 shares of the Company’s common stock at an exercise price of $2.21 per share. The warrants are exercisable at any time for a period of five years after issuance. The warrants were issued to Dolphin Partners and Mr. Higgins pursuant to the private placement exemption available for such issuances under Section 4(2) of the Securities Act of 1933, as amended. The Company also entered into a registration rights agreement with each of Dolphin Partners and Mr. Higgins that grants each of them certain rights with respect to the registration of the resale of the shares of common stock issuable upon conversion of the Series G Stock (including shares of Series G Stock issuable as dividends) and pursuant to exercise of warrants issued to Dolphin Partners and Mr. Higgins.

     The aggregate proceeds from the sale of the Series G Stock, $1.93 million, will be used to satisfy an unsecured note arising from the Company’s acquisition of Mobitec AB in 2001 in the amount of $1.57 million and for general corporate purposes.

The following information was included in Item 3.03 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28,2005:

     The Series G Stock has equal priority with the Company’s Series E Redeemable Nonvoting Convertible Preferred Stock, and ranks prior and superior to the Company’s Series AAA Redeemable Nonvoting Preferred Stock and common stock, with respect to the payment of dividends and upon liquidation, dissolution and winding up.

The following information was included in Item 5.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2005:

     The Company’s Certificate of Incorporation has been amended to provide for the issuance of up to 600 shares of Series G Stock pursuant to the Certificate of Designation of the Series G Convertible Preferred Stock of Digital Recorders, Inc., which provides that:

     Dividends. The holders of shares of Series G Stock shall be entitled to receive, when, as and if declared by the Board of Directors, dividends during the period commencing on June 23, 2005 and continuing for so long as any shares remain outstanding. Dividends shall accrue quarterly at the rate of two percent (2.0%) on the Liquidation Preference (as hereinafter defined) and shall be paid on February 10, May 10, August 10 and November 10 of each year, commencing August 10, 2005. Dividends shall be payable in kind in additional shares of Series G Stock. The number of shares of Series G Stock issuable on each share of Series G Stock on each dividend payment date shall be equal to the quotient (rounded to four decimal places) obtained by dividing (i) the dollar value of the dividend to be paid thereon by (ii) the Liquidation Preference (as hereinafter defined) thereof. Accrued dividends for each dividend period shall be cumulative (whether or not such dividends are declared), and shall compound on each payment date.

     In the event that any payment of dividends in shares of Series G Stock would require shareholder approval under the NASDAQ listing requirements, the Company agrees to seek such approval together with approval of all future issuances of Series G Stock payable as dividends, if permissible, at the next regularly scheduled meeting of shareholders after it has been determined that shareholder approval would be required for the issuance of any shares as dividends on the next scheduled payment date, if such shareholder approval shall not have previously been sought. Holders of Series G Stock may not vote on any proposal seeking authorization to issue Series G Stock in payment of dividends that is submitted to stockholders pursuant to NASDAQ listing

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requirements. Dividends shall be paid in cash on any payment date(s) that may arise between the date of such determination and the meeting of shareholders at which the shareholders vote on such authorization. In the event the shareholders reject such authorization, such dividends will be paid in shares of Series G Stock to the maximum extent that they may be so paid without violating the limitations set forth in the first sentence of this paragraph (b), and thereafter, such dividends shall be paid in cash commencing on the next payment date.

     If the registration statement that is required to be filed by the Company pursuant to the registration rights agreements entered into between the Company and Dolphin Partners and Mr. Higgins with respect to the shares of common stock issuable upon conversion of the Series G Stock and exercise of the warrants, is not declared effective by October 23, 2005 (the “Target Effective Date”), then the quarterly rate at which dividends accrue on the Series G Stock then in effect shall be subject to increase by one-quarter of one percent (0.25%)for each period of thirty (30) days beyond the Target Effective Date until the registration statement is declared effective; provided, however, that if using its best efforts the Company has timely filed and responded to SEC comments, then the Target Effective Date shall be extended no more than thirty (30) additional days without the dividend increase becoming effective. If the effectiveness of the registration statement referenced above is suspended or otherwise impaired for more than twenty (20) calendar days in any twelve-month period (unless otherwise permitted in the registration rights agreements), then the quarterly rate at which dividends accrue on the Series G Stock then in effect shall increase by one-quarter of one percent (0.25%) for each additional period of ten (10) days that the registration statement is suspended or otherwise impaired. If the Company loses its listing on the NASDAQ National Market, then the quarterly rate at which dividends accrue on the Series G Stock then in effect shall increase by one-quarter of one percent (0.25%) for each period of thirty days until the Company’s common stock is again listed thereon. The maximum quarterly dividend rate, as so adjusted, shall be three and one-half percent (3.5%).

     If the average closing bid price for the Company’s common stock on the principal public trading market for such stock does not exceed 2.5 times the then-current Conversion Price (as hereinafter defined) for any period of seventy-five (75) consecutive trading days, or if such closing bid price does not exceed 2.5 times the then-current Conversion Price for a total of at least one hundred and fifty (150) trading days (whether or not consecutive), in either case during the period commencing on June 23, 2005 and ending on June 22, 2010, then the quarterly rate at which dividends accrue on the Series G Stock then in effect shall be increased by one and one-half percent (1.5%) beginning on June 22, 2010, effective for the dividend payable on the August 10, 2010 dividend payment date and holders of Series G Stock may require, at their option, payment of said increased dividend in cash (the “Trading Adjustment”).

     The Series G Stock shall rank pari passu with the Company’s Series E Redeemable Nonvoting Convertible Preferred Stock and prior and superior to the Company’s Series AAA Preferred Stock and common stock with respect to the payment of dividends. All accrued but unpaid dividends shall be paid upon redemption or conversion of the shares of Series G Stock.

     Voting Rights. Except as is required by applicable law, the holders of Series G Stock shall be entitled to vote with the holders of the Company’s common stock, voting together as a single class, on any matters on which holders of the common stock are entitled to vote, and the holder of each outstanding share of Series G Stock shall be entitled to a number of votes equal to the quotient obtained by dividing the Liquidation Preference thereof by $2.21.

     Liquidation. The liquidation preference for the Series G Stock (the “Liquidation Preference”) shall equal Five Thousand Dollars ($5,000.00) per share. The Series G Stock shall be pari passu with the Company’s Series E Preferred Stock and rank prior and superior to the Company’s Series AAA Preferred Stock and common stock with respect to payments upon liquidation, dissolution and winding up.

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     Redemption. The holders of the Series G Stock shall not have the right to cause the Company to redeem shares of their Series G Stock at any time. If the rate at which quarterly dividends on the Series G Stock accrue is increased by one and one-half percent (1.5%) pursuant to the Trading Adjustment, then, from and after June 22, 2010, the Company shall have the right, but not the obligation, exercisable at any time and from time to time, to redeem all or any portion of the outstanding shares of Series G Stock. The redemption price to be paid by the Company for any shares of Series G Stock shall equal the Liquidation Preference for those shares, plus an amount equal to the cash value of all accrued but unpaid dividends thereon.

     Conversion of Series G Stock. The shares of Series G Stock may be converted at any time or from time to time prior to the fifth business day preceding any redemption date established by the Company for such shares, at the option of the holder, into the number of shares of the Company’s common stock determined by multiplying the number of shares of Series G Stock to be converted by a fraction, the numerator of which is the Liquidation Preference of a share of Series G Stock and the denominator of which is the conversion price then in effect for the Series G Stock (the “Conversion Price”). Initially, the Conversion Price is $2.21 per share. The Conversion Price is subject to adjustment for subdivisions, common stock dividends, combinations or consolidations of the common stock, reclassifications, exchanges and substitutions.

     The outstanding shares of Series G Stock shall automatically convert to shares of the Company’s common stock if the closing bid price for the common stock on The Nasdaq Stock Market (or other exchange or market on which the common stock may from time to time be traded) for any period of twenty (20) consecutive trading days exceeds $5.63, into the number of shares of the Company’s common stock determined by multiplying the number of shares of Series G Stock then outstanding by a fraction, the numerator of which is the Liquidation Preference of a share of Series G Stock and the denominator of which is the then applicable Conversion Price.

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